Exhibit 99.1

Equinor ASA: Announcement of dividend per share for the fourth quarter 2018 in NOK

On 6 February 2019, Equinor (OSE: EQNR, NYSE: EQNR) announced a proposed dividend per share of USD 0.26 for fourth quarter 2018 which was subsequently approved by the Annual General Meeting on 15 May 2019.

The NOK dividend per share is based on average USDNOK fixing rate from Norges Bank in the period plus/minus three business days from record date 20 May 2019, in total seven business days.

Average Norges Bank fixing rate for this period was 8.7481. Fourth quarter 2018 dividend per share is consequently NOK 2.2745.

Dividend will be paid to shareholders on Oslo Stock Exchange (Oslo Børs) and to holders of American Depositary Receipts ("ADRs") on New York Stock Exchange on or around 28 May 2019.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act